EXHIBIT 3(ii)
TEXT OF AMENDMENT TO
AMENDED AND RESTATED BYLAWS
     Section 3.13. Qualifications of Directors.
     2. Each new Director should acquire at least 1,000 shares of the corporation’s stock during his or her first year of service on the Board. The Board believes that each Director who has served on the board of directors for at least five years should, at a minimum, own 5,000 shares of corporation stock or have invested $75,000 in corporation stock, and maintain this minimum investment throughout his or her service on the board. The board of directors may grant exceptions to this requirement.